U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
              |_| Form N-SAR

         For Period ended:  June 30, 2008
         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Sionix Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

2082 Michelson Drive, Suite 306
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Address of Principal Executive Office (Street and Number)

Irvine, California 92612
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         There is currently a shortage of staff available to assist with the preparation of the registrant's quarterly report. Because of the staff shortage, the registrant will require additional time to complete and file the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Marcus Woods                     949                              752-7980
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(Name)                        (Area Code)                     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  Sionix Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2008


/s/ Marcus Woods
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Marcus Woods, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25
Notice of Late Filing
Part IV, Item 3


The registrant expects to report significantly increased expenses and net loss for the 3 and 9 month periods ended June 30, 2008.

The registrant expects to report operating expenses of approximately $923,831 for the three months ended June 30, 2008, an increase of $471,351 or approximately 104%, as compared to $452,480 for the three months ended June 30, 2007 and of approximately $7,626,805 for the nine months ended June 30, 2008, an increase of $6,670,414 or approximately 697%, as compared to $956,391 for the nine months ended June 30, 2007. General and administrative expenses are expected to be approximately $634,702 for the three months ended June 30, 2008, an increase of $190,158 or approximately 43%, as compared to $444,544 for the three months ended June 30, 2007 and approximately $6,755,429 for the nine months ended June 30, 2008, an increase of $5,822,761 or approximately 624%, as compared to $932,668 for the nine months ended June 30, 2007. The increase in general and administrative expenses is primarily due to the issuance of warrants and options.

Due to a decrease in warrant liability associated with the decrease in the fair value of option and warrant liability for the three months ended June 30, 2008, the registrant expects to report other income and (expense) of $(1,858,881) for the three months ended June 30, 2008, an increase of $1,784,630 or approximately 2,404%, as compared to $(74,251) for the three months ended June 30, 2007. Due to an increase in warrant liability and beneficial conversion feature liability, the registrant expects to report other income and (expense) of approximately $2,818,497 for the nine months ended June 30, 2008, an increase of $2,962,726 or approximately 2,054%, as compared to $(144,229) for the nine months ended June 30, 2007. Interest expense is expected to increase to $313,696 during the three months ended June 30, 2008, an increase of $239,389 or approximately 322%, as compared to $74,307 for the three months ended June 30, 2007 and to $977,912 during the nine months ended June 30, 2008, an increase of $833,017 or approximately 575%, as compared to $144,895 for the nine months ended June 30, 2007. The increase is primarily due to the amortization of the beneficial conversion features discount.


Net loss is expected to be approximately $2,782,712 for the three months ended June 30, 2008, an increase of $2,255,981 or approximately 428%, as compared to $526,731 for the three months ended June 30, 2007, and approximately $4,809,208 for the nine months ended June 30, 2008, an increase of $3,707,688 or approximately 337%, as compared to $1,101,520 for the nine months ended June 30, 2007.